NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS
OF
THE BANK OF N.T. BUTTERFIELD & SON LIMITED

The 2019 Annual General Meeting of The Bank of N.T. Butterfield & Son Limited (the “Bank”) will be held at 10:00 am Bermuda time on Wednesday, May 15, 2019 at the Tradewinds Auditorium, Bermuda Underwater Exploration Institute (BUEI), 40 Crow Lane, East Broadway Pembroke, Bermuda. At the meeting, in addition to transacting such other business as may properly come before the meeting including any adjournments and postponements thereof, the shareholders of the Bank will consider and vote on the following proposals:

1.	To appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank, and to authorize the Board of Directors of the Bank, acting through the Audit Committee, to set their remuneration.

2.	To elect each of the following individuals as a Director, to hold office until the close of the 2020 Annual General Meeting, or until his or her successor is duly elected or appointed:

Michael Collins
Alastair Barbour
James Burr
Michael Covell
Caroline Foulger
Conor O’Dea
Meroe Park
Pamela Thomas-Graham
John Wright

3.
To generally and unconditionally authorize the Board of Directors to dispose of or transfer all or any treasury shares, and to allot, issue or grant (i) shares; (ii) securities convertible into shares; or (iii) options, warrants or similar rights to subscribe for any shares or such convertible securities, where the shares in question are of a class that is listed on the Bermuda Stock Exchange (“BSX shares”), provided that the BSX shares allotted and issued pursuant hereto are in aggregate less than 20% of the share capital of the Bank issued and outstanding on the day before the 2019 Annual General Meeting, to such person(s), at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine.

In addition, the audited financial statements for the Bank for the year ended December 31, 2018 and the independent auditor’s report thereon will be laid before the shareholders at the 2019 Annual General Meeting.

Only shareholders of record, as shown on the register of shareholders of the Bank, as of the close of business on March 25, 2019 are entitled to notice of and to vote at the 2019 Annual General Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF PROPOSAL NOS. 1, 2 AND 3.

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND IN ANY EVENT SO THAT IT IS RECEIVED NOT LATER THAN 5:00 P.M. BERMUDA TIME ON TUESDAY, MAY 14, 2019 IF YOU DO NOT PLAN TO ATTEND THE MEETING.

IF YOU LATER DESIRE TO REVOKE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ATTACHED PROXY STATEMENT.

By Order of the Board of Directors,

Mr. Michael Collins
Chairman and Chief Executive Officer
April 15, 2019
Hamilton, Bermuda

THE BANK OF N.T. BUTTERFIELD & SON LIMITED
65 Front Street
Hamilton HM 12 Bermuda

2019 Annual General Meeting
May 15, 2019

PROXY STATEMENT

The Board of Directors (the “Board”) of The Bank of N.T. Butterfield & Son Limited (the “Bank”) is soliciting the accompanying proxy form to be voted at the 2019 Annual General Meeting of the Bank to be held at 10:00 am Bermuda time on Wednesday, May 15, 2019 at the Tradewinds Auditorium, Bermuda Underwater Exploration Institute (BUEI), 40 Crow Lane, East Broadway Pembroke, Bermuda (the “Annual General Meeting”), including any adjournments or postponements thereof.

Only holders of the voting ordinary shares, par value BD$0.01 per share, of the Bank (the “Common Shares”) of record as of the close of business on March 25, 2019 (the “Record Date”) will be entitled to vote at the Annual General Meeting. As of the close of business on the Record Date, there were issued and outstanding 55,696,833 Common Shares entitled to vote at the meeting, with each Common Share entitling the holder of record on such date to one vote.

Any shareholder wishing to vote by giving a proxy must deliver a completed proxy to MUFG Fund Services (Bermuda) Limited, The Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08 Bermuda, no later than 5:00 p.m. Bermuda time on Tuesday, May 14, 2019. When a proxy is properly executed and returned, the Common Shares to which it relates will, subject to any direction to the contrary, be voted in the manner indicated on the proxy with respect to the proposals specified in the Notice of Annual General Meeting attached hereto and, in the absence of voting instructions, will be voted in favor of each of the proposals. Any shareholder who has given a proxy may revoke it prior to its exercise by providing MUFG Fund Services (Bermuda) Limited at the address listed above with written notice of revocation (provided such notice is given in sufficient time to permit the necessary examination and tabulation of the revocation before the vote is taken), by voting in person at the Annual General Meeting or by executing a later-dated proxy (provided such later-dated proxy is received no later than 5:00 p.m. Bermuda time on Tuesday, May 14, 2019).

The affirmative vote of a majority of the votes cast by holders of issued and outstanding Common Shares present in person or by proxy at the Annual General Meeting is required for approval of the proposals specified in the Notice of Annual General Meeting accompanying this Proxy Statement; provided that a quorum is present consisting of at least two persons present in person and representing in person or by proxy in excess of 25% of the total issued shares entitled to vote at the meeting. Holders of Common Shares who are present in person or by proxy but who abstain from voting will be counted towards the quorum but will not be considered as voting.

This Proxy Statement, the accompanying Notice of Annual General Meeting and the accompanying proxy form are first being mailed to shareholders on or about April 15, 2019.

The Board knows of no specific matter to be brought before the Annual General Meeting which is not referred to in the accompanying Notice of Annual General Meeting.

Background of the Proposed Directors

In relation to Proposal 2, the election of Directors, biographical information is provided for each person proposed: Michael Collins, Alastair Barbour, James Burr, Michael Covell, Caroline Foulger, Conor O’Dea, Meroe Park, Pamela Thomas-Graham, and John Wright.

Michael Collins

Mr. Collins joined the Board in September of 2015 when he was named Chief Executive Officer of the Bank. He was named Chairman in July of 2017. Prior to this appointment, Mr. Collins was Senior Executive Vice President with responsibility for all of the Bank's client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr. Collins has 31 years' experience in financial services, having held progressively senior positions, at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr. Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr. Collins holds a BA in Economics from Brown University.

Alastair Barbour

Mr. Barbour joined the Board in 2012. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named Partner at KPMG (Bermuda). Mr. Barbour's most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour serves on the Boards of Directors and chairs the Audit Committees of several listed and private companies, including RSA Insurance Group plc, Liontrust Asset Management plc and Phoenix Group Holdings plc. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales.

James Burr

Mr. Burr joined the Board in 2016 and was named Lead Independent Director in October of 2018. Mr. Burr was originally appointed as a Director upon The Carlyle Group’s designation pursuant to an amended and restated investment agreement between the Bank and entities associated with The Carlyle Group dated as of August 4, 2016. Presently, Mr. Burr is a Managing Director in the Global Financial Services Group of The Carlyle Group, where he focuses on investing in management buyouts, growth capital opportunities and strategic minority investments in financial services. Prior to joining Carlyle, Mr. Burr served as Corporate Treasurer of Wachovia Bank, where he was responsible for activities relating to funding, investing, risk transference, balance sheet management, liquidity and capital usage. He has served in various other roles at Wachovia Bank, including as Assistant Treasurer, Controller of the Corporate and Investment Bank and Management Analyst since 1992. Mr. Burr began his career at Ernst & Young, where he was a certified public accountant focused on banking and computer audit issues. Mr. Burr formerly served on the Board of Directors of Central Pacific Financial Corp.

Michael Covell

Mr. Covell joined the Board in 2018. Mr. Covell is an experienced non-executive Chairman, Director and advisor to a range of businesses, family offices and private equity firms. He is currently Chairman of Ascot Lloyd, a UK financial planning business, a Director of C Le Masurier Limited, Jersey’s largest private European real estate owner, and a Director/advisor to two large family offices. Previously, Mr. Covell was Chairman of the Tilney Group, a UK wealth manager, and Hawksford International, an offshore fiduciary business, leading growth, mergers and acquisitions, managed buyouts and post-MBO turnarounds. He was also a Director of the International Property Securities Exchange and Leeds Castle Foundation. Mr. Covell retired from Goldman Sachs in 2008, where he was a Managing Director of their European Private Wealth Management Division. Prior to Goldman Sachs, he was a partner at Rawlinson & Hunter, an international accountancy firm. Mr. Covell is a Fellow of the Institute of Chartered Accountants in England and Wales, and Member of the Society of Trust & Estate Practitioners.

Caroline Foulger

Ms. Foulger joined the Board in 2013. Prior to her retirement in 2012, Ms. Foulger was a Partner with PricewaterhouseCoopers Bermuda, where she led the firm's insurance and public sector groups. She holds directorship positions with several listed and private companies, including Hiscox Ltd. and Oakley Capital Investments Limited. Ms. Foulger graduated with honors from University College, University of London. Currently, she is either a Fellow or Member of several professional bodies, namely, the Institute of Chartered Accountants in England and Wales, the Institute of Chartered Professional Accountants of Bermuda, and the Institute of Directors.

Conor O’Dea

Mr. O'Dea joined the Board in 2016 following his retirement as the Group's President & Chief Operating Officer and Managing Director of Butterfield Bank (Cayman) Limited. He joined Butterfield in 1989 and was named Managing Director, Butterfield Bank (Cayman) Limited in 1997. In 2010, he was named Senior Executive Vice President, Caribbean, and in 2011 Senior Executive Vice President, International Banking. Mr. O'Dea is a Chartered Accountant who has worked in the financial services industry in the Cayman Islands and internationally for over 30 years. He is Chairman of Cayman Finance (a financial services industry group) and is a past President of the Cayman Islands Chamber of Commerce and the Cayman Islands Bankers Association. Mr. O’Dea serves as a Director of several listed and private companies, including BF&M Limited and Digicel Cayman Limited. Mr. O’Dea holds a Bachelor of Commerce degree from the University College Dublin and has been a Fellow of Chartered Accountants in Ireland since 1995.

Meroe Park

Ms. Park joined the Board in October 2017. Currently, Ms. Park serves as Executive Vice President at the Partnership for Public Service. She was most recently the Executive Director of the United States Central Intelligence Agency (the “CIA”), serving as the agency’s chief operating officer in its most senior career post. Prior to her retirement in June 2017, Ms. Park was a 27-year career intelligence officer and one of the U.S. government’s leading professionals. She held increasingly senior positions at the CIA, including Chief of Human Resources and a Senior Mission Support Officer for locations in Eurasia and Western Europe. Ms. Park successfully led key strategic initiatives, including the modernization of the CIA’s technology systems and organizational structure, and the implementation of talent initiatives focused on workforce development and inclusion. Ms. Park also serves on the Advisory Board for Chart National Management and as a member of the Board of Managers of Sequoia Solutions LLC, a company that has developed a commercial cloud product for the U.S. government’s classified cloud regions. Ms. Park has earned a number of awards during her career, and has twice been the recipient of the Presidential Rank Award, the Executive Branch’s highest honor for government career professionals. She holds a Bachelor of Science degree from Georgetown University, where she is also a Distinguished Executive in Residence.

Pamela Thomas Graham

Ms. Thomas-Graham joined the Board in December 2017. She is the Founder and Chief Executive Officer of Dandelion Chandelier LLC, a private digital media enterprise focused on the intersection of luxury, marketing and technology. Prior to establishing Dandelion Chandelier, Ms. Thomas-Graham spent six years with Credit Suisse, where she served as Chief Talent, Branding and Communications Officer, and Chief Marketing and Talent Officer & Head of Private Banking and Wealth Management New Markets. From 2008 to 2010, she was Managing Director of private equity firm Angelo, Gordon & Company, leading the firm’s investments in the consumer and retail sectors. Before assuming leadership roles in financial services, Ms. Thomas-Graham was Senior Vice President, Global Brand Development and Group President, Apparel Brands at Liz Claiborne (now Kate Spade & Company) where she was responsible for the P&L of 18 global brands. Prior to joining Liz Claiborne, she spent six years at NBC Universal, where she served as President and Chief Executive Officer of CNBC.com, and later President and Chief Operating Officer, and Chairman, President and Chief Executive Officer of CNBC. Ms. Thomas-Graham began her career at global consulting firm McKinsey & Company in 1989, and became the firm’s first African-American female partner in 1995. She serves as a Director for several private and listed companies, including as the Lead Independent Director for Clorox and as a Director and member of the Audit Committee of Norwegian Cruise Line Holdings Limited. Ms. Thomas-Graham holds Bachelor of Arts in Economics, Master of Business Administration, and Doctor of Law degrees from Harvard University.

John Wright

Mr. Wright joined the Board in 2002. Mr. Wright served as a non-executive director of Butterfield UK from 2001 through 2014. Mr. Wright retired as chief executive of Clydesdale & Yorkshire Banks in 2001. Mr. Wright’s career in commercial banking spans over 43 years and includes assignments in the UK, India, Sri Lanka, West Africa, Canada, Hong Kong and the United States. He is a visiting Professor at Heriot-Watt University Business School and he serves on the Board of Directors of several public and private U.K. and overseas companies, including as Senior Independent Director of DAMAC Properties, Chairman of the Advisory Board of XM International Associates Limited and Director of Rasmala UK Limited. He is also a past President of the Irish Institute of Bankers and a past Vice President of the Chartered Institute of Bankers in Scotland. Mr. Wright was educated at Daniel Stewarts College Edinburgh.

Proposals

PROPOSAL 1

APPOINTMENT OF INDEPENDENT AUDITOR AND AUDITOR REMUNERATION

To appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank, and to authorize the Board, acting through the Audit Committee, to set their remuneration.

The Board unanimously recommends that the shareholders appoint PricewaterhouseCoopers Ltd. as the independent auditor of the Bank and authorize the Board, acting through the Audit Committee, to set their remuneration.

The Board unanimously recommends that the shareholders approve Proposal 1.

PROPOSAL 2

ELECTION OF DIRECTORS
To elect each of Michael Collins, Alastair Barbour, James Burr, Michael Covell, Caroline Foulger, Conor O’Dea, Meroe Park, Pamela Thomas-Graham and John Wright as a Director, to hold office until the close of the 2020 Annual General Meeting, or until his or her successor is duly elected or appointed.

The Board has approved each of these persons for election as a Director and unanimously recommends that the shareholders approve Proposal 2.

PROPOSAL 3

GENERAL MANDATE TO ISSUE SHARES

To generally and unconditionally authorize the Board of Directors to dispose of or transfer all or any treasury shares, and to allot, issue or grant (i) shares; (ii) securities convertible into shares; or (iii) options, warrants or similar rights to subscribe for any shares or such convertible securities, where the shares in question are of a class that is listed on the Bermuda Stock Exchange (“BSX shares”) provided that the BSX shares allotted and issued pursuant hereto are in aggregate less than 20% of the share capital of the Bank issued and outstanding on the day before the 2019 Annual General Meeting, to such person(s), at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine.

The Bank’s Common Shares are listed on both the Bermuda Stock Exchange (the “BSX”) and the New York Stock Exchange (the “NYSE”). Consequently, the Bank is subject to the rules of the BSX and the rules of the NYSE applicable to foreign private issuers.

Regulation 6.21 of the BSX Listing Regulations requires a company with shares listed on the BSX to obtain the consent of its shareholders prior to issuing any of the relevant securities or rights, except in the case of a rights issue, or where the shareholders have by resolution given the directors a general mandate to issue such securities or rights. Regulation 6.21 applies to any issuance of such securities or rights by a BSX listed company and provides no de minimis exception that would allow a company to issue a small number of such securities or rights without seeking express shareholder approval.

This Proposal 3 requests shareholder approval for share issuances as described above so that the Board’s authority is consistent with and parallel to the requirement under NYSE Rule 312.03, which requires shareholder approval for certain Common Share issuances by the Bank. The scope of the general mandate is limited, so that the securities allotted and issued pursuant thereto are less than 20 percent of the share capital of the Bank issued and outstanding on the day before the 2019 Annual General Meeting. As noted above, under applicable rules of the BSX, absent the mandate the Board may only take these actions if authorized to do so by shareholders.

Pursuant to this Proposal 3, the Board will be permitted to exercise its power to dispose of or transfer treasury shares, and to allot, issue or grant (i) BSX shares; (ii) securities convertible into BSX shares; or (iii) options, warrants or similar rights to subscribe for any BSX shares or such convertible securities, provided that the BSX shares allotted and issued are in aggregate less than 20% of the share capital of the Bank issued and outstanding on the day before the 2019 Annual General Meeting.

The Board’s authority will only be valid until the conclusion of the Annual General Meeting in 2020. The grant of the general mandate will allow the Bank to issue, amongst other things, Common Shares pursuant to its employee share incentive plans and to issue Common Shares in connection with the exercise of any outstanding options previously granted by the Bank. The general mandate would also allow the Bank to engage in any corporate transaction consistent with its strategic growth strategy, subject to the limitation on the amount of shares that can be allotted and issued pursuant to the general mandate.

In 2017, the general mandate was used to issue Common Shares under the Bank’s employee share incentive plans and the Board’s Director remuneration plan. Other than the allotment of Common Shares for the purposes of fulfilling the Bank’s obligations under certain of its share plans and in connection with the exercise of options or in connection with any corporate transaction consistent with its strategic growth strategy, the Directors have no present intention to exercise this authority. The authority is, however, sought to ensure that the Bank has maximum flexibility in managing the group’s capital resources and the Board considers it prudent to acquire the flexibility that this authority provides. The Bank’s Directors intend to seek renewal of this authority annually.

The Board unanimously recommends that the shareholders approve this Proposal 3.

VOTE REQUIRED

The affirmative vote of a majority of the votes cast by holders of issued and outstanding Common Shares voting as a single class at the Annual General Meeting, is required for approval of the proposals specified in the Notice of Annual General Meeting accompanying this Proxy Statement; provided that a quorum of at least two present in person and representing in person or by proxy in excess of 25% of the total issued shares entitled to vote at the meeting is present. If the Proposals are approved by the shareholders, they will become effective immediately.

RECOMMENDATION BY THE BOARD OF DIRECTORS

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL NOS. 1, 2 AND 3.

*********

PLEASE RETURN DULY COMPLETED FORMS, IN ACCORDANCE WITH THE NOTES SET OUT BELOW, TO:
MUFG FUND SERVICES (BERMUDA) LIMITED, ATTENTION: CINDY ADAMS, THE BELVEDERE BUILDING, 69 PITTS BAY ROAD, PEMBROKE HM 08, BERMUDA

Butterfield

FORM OF PROXY – 2019 ANNUAL GENERAL MEETING
WEDNESDAY, MAY 15, 2019

The Board of Directors unanimously recommends you vote FOR the following proposals:

PROPOSAL 1

For ☐ Against ☐ Abstain ☐

PROPOSAL 2

Michael Collins

For ☐ Against ☐ Abstain ☐

Alastair Barbour

For ☐ Against ☐ Abstain ☐

James Burr

For ☐ Against ☐ Abstain ☐

Michael Covell

For ☐ Against ☐ Abstain ☐

Caroline Foulger

For ☐ Against ☐ Abstain ☐

Conor O'Dea

For ☐ Against ☐ Abstain ☐

Meroe Park

For ☐ Against ☐ Abstain ☐

Pamela Thomas-Graham

For ☐ Against ☐ Abstain ☐

John Wright

For ☐ Against ☐ Abstain ☐

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PROPOSAL 3

For ☐ Against ☐ Abstain ☐

PLEASE RETURN DULY COMPLETED FORMS TO:

MUFG FUND SERVICES (BERMUDA) LIMITED
ATTENTION: CINDY ADAMS
THE BELVEDERE BUILDING
69 PITTS BAY ROAD
PEMBROKE HM 08
BERMUDA

I/we being (a) Shareholder(s) of the Bank hereby appoint ____

____,

or if unspecified, the Chairman of the Meeting, as my/our proxy to vote for me/us and on my/our behalf at the 2019 Annual General Meeting of the Bank to be held at 10:00 a.m. Bermuda time on Wednesday, May 15, 2019 at the Tradewinds Auditorium, Bermuda Underwater Exploration Institute (BUEI), 40 Crow Lane, East Broadway Pembroke, Bermuda, and at any adjournment thereof. In respect of the Proposals referred to in the Notice of Annual General Meeting, I/we desire my/our proxy to vote as indicated (or in the absence of such indication, in favor of such Proposal(s)) and to vote in his or her discretion in respect of any other matters properly brought before the 2019 Annual General Meeting including at any postponement or adjournment thereof. The undersigned shareholder hereby revokes any proxy heretofore given with respect to the 2019 Annual General Meeting.

This proxy, when properly executed, will be voted in the manner directed herein. Additionally, the named proxies are also authorized to vote in their discretion on such other matters as may properly come before the 2019 Annual General Meeting or at any postponement or adjournment thereof.

Signature: ______________________________ Date: ______________________________ 2019

NOTES

(i) The proxy and any power of attorney or other valid authority under which it is signed should be signed, dated and deposited at the Bank's Registrars, namely MUFG Fund Services (Bermuda) Limited, Attention: Cindy Adams, The Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda no later than 5:00 p.m. Bermuda time on Tuesday, May 14, 2019.

(ii) A proxy granted by a corporation must be signed by a duly authorized representative of that corporation.

(iii) In the case of joint holders, any holder may sign. In the event of a conflict between joint holders as to who has the right to vote, the first-named in the Register of Shareholders shall have the right to vote.

(iv) Please refer to the Proxy Statement for a discussion of each Proposal.

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